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SEC MAIL PROCESSING
RECEIVED
APR 16 2007
WASH. D.C.
203
SECTION

Direct Dial + (212) 819-2583 Direct Facsimile + (212) 354-8113 jmolland@whitecase.com

April 13, 2007

BY HAND

The Office of International Corporate Finance
Securities and Exchange Commission

SUPPL

Re: Lenovo Group Limited (Formerly known as Legend Group Limited); Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Lenovo Group Limited (the "**Company**"), File No. 82-3950, the enclosed document is submitted to you in order to maintain the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") pursuant to Rule 12g3-2(b) under the Exchange Act:

1. Two of the Company's Forms SC2, dated March 26, 2007 and April 3, 2007, respectively, regarding the return by a company purchasing its own shares, and submitted to The Hong Kong Companies Registry on March 28, 2007 and April 4, 2007, respectively.

2. The Company's Form SC1, dated March 26, 2007, regarding the return of share allotments, and submitted to The Hong Kong Companies Registry on April 11, 2007.

Kindly acknowledge receipt of this letter and the submission of the document delivered herewith by stamping the duplicate copy of this letter and returning it to our messenger.
Thank you for your attention to this matter.

Very truly yours,

Jake Molland

JM:mm

PROCESSED
APR 23 2007
THOMSON
FINANCIAL

Enclosures

cc: Lenovo Group Limited



公司註冊處
Companies Registry

公司購買本身股份申報表
Return by a Company Purchasing its Own Shares

(公司條例第 49G(1)條)
(Companies Ordinance s. 49G(1))

表格 Form **SC2**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

2 公司根據《公司條例》第 49B 條購買的股份
Shares Purchased by the Company under section 49B of the Companies Ordinance

股份類別 Class of Shares	股份數目 Number of Shares	每股的面值 Nominal Value of Each Share†	股份交付公司的日期 Date on which the Shares were Delivered to the Company (日 DD / 月 MM / 年 YYYY)	就每股所支付的最高價格 Maximum Price Paid for Each Share† (註 Note 5)	就每股所支付的最低價格 Minimum Price Paid for Each Share† (註 Note 5)
Voting Ordinary	2,862,000	HKD0.025	March 19, 2007	HKD2.90	HKD2.87
Voting Ordinary	6,796,000	HKD0.025	March 22, 2007	HKD2.91	HKD2.78

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

(註 Note 5) **3 公司就上述股份所支付的總款額**
The Aggregate Amount Paid by the Company for the above Shares

貨幣單位 Currency	款額 Amount
HKD	27,663,900.00

簽署 Signed :

姓名 Name : MOK Chung Fu, Eric

~~董事 Director~~／秘書 Secretary *

日期 Date : 26 March, 2007
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F., Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2219 9766

請勿填寫本欄 For Official Use

收件日期 RECEIVED
28 -03- 2007
CR 文件收發小組 Central Mail Unit

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)


CR

公司註冊處
Companies Registry

公司購買本身股份申報表
Return by a Company Purchasing its Own Shares

(公司條例第 49G(1)條)
(Companies Ordinance s. 49G(1))

表格 Form **SC2**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

2 公司根據《公司條例》第 49B 條購買的股份
Shares Purchased by the Company under section 49B of the Companies Ordinance

股份類別 Class of Shares	股份數目 Number of Shares	每股的面值 Nominal Value of Each Share†	股份交付公司的日期 Date on which the Shares were Delivered to the Company (日 DD / 月 MM / 年 YYYY)	就每股所支付的最高價格 Maximum Price Paid for Each Share† (註 Note 5)	就每股所支付的最低價格 Minimum Price Paid for Each Share† (註 Note 5)
Voting Ordinary	6,342,000	HKD0.025	March 30, 2007	HKD2.99	HKD2.90

† 請註明貨幣單位(例如:港元、美元)
Please specify the currency (e.g. HKD, USD)

(註 Note 5) **3 公司就上述股份所支付的總款額**
The Aggregate Amount Paid by the Company for the above Shares

貨幣單位 Currency	款額 Amount
HKD	18,764,920.00

簽署 Signed:

姓名 Name: MOK Chung Fu, Eric
~~董事 Director~~/秘書 Secretary *

日期 Date: 3 April, 2007
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F., Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2219 9766

請勿填寫本欄 For Official Use


收件日期 RECEIVED
2007
文件收發小組
Central Mail Unit

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)



公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	19	03	2007
至 To	26	03	2007

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	800.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	75,020.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	247,537,894.345

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay,
Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2219 9766

電郵地址 E-mail Address:

檔號 Reference:

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Your Receipt
Companies Registry
H.K.

11/04/2007 10:06:03
Submission No.: 227058759/1
CR NO.: 0450816
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$76.00

Receipt No.	Method	Amount(HKD)
272270085034	Chq	$76.00

Total Paid $76.00

表格 Form **SC1**

公司編號 Company Number: 450816

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	18,000	0.025	2.245	---	2.22	39,960
Ordinary	2,000	0.025	2.435	---	2.41	4,820
Ordinary	12,000	0.025	2.545	---	2.52	30,240

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) 分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

450816

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
BOCI Securities Limited	Suites 1601-07, 16/F, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong	Ordinary	32,000
	各類別股份分配的總數 Total Shares Allotted by Class	Ordinary	32,000



簽署 Signed :

姓名 Name : MOK Chung Fu, Eric

~~董事 Director~~／秘書 Secretary *

日期 Date : 26/03/2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

END